DRAFT

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004

Laura E. Flores
202.739.5684
lflores@morganlewis.com

July XX, 2007

VIA Edgar Correspondence

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Rydex Series Funds (the "Trust") – Post-Effective Amendment ("PEA") No. 69
          (File Nos. 33-59692 and 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 69, filed on April 30, 2007 for the purpose of introducing the following series to the Trust: the International 1.25x Strategy Fund, Inverse International Strategy Fund, Emerging Markets 1.25x Strategy Fund, Inverse Emerging Markets Strategy Fund, Pacific 1.25x Strategy Fund, Inverse Pacific Strategy Fund, Latin America 1.25x Strategy Fund, Inverse Latin America Strategy Fund and Inverse Europe Strategy Fund (the "Funds"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectuses and/or Statement of Additional Information ("SAI").

1.   Comment.   Please correct the format of each Fund's Example table to delete the extra placeholders for the one and three-year amounts associated with investing in C-Class Shares of the Funds.

        Response.   We have revised the Example tables accordingly.

2.   Comment.   Please revise the discussion under "Calculating NAV" to reflect that the Funds generally attempt to value their investment portfolios using market prices before implementing their fair valuation policies and procedures to fair value their investment portfolios.

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Response.   We have added the following paragraph after the first full paragraph under "Calculating NAV" (new language appears in bold for the purposes of this correspondence only):

In calculating NAV, each Fund will attempt to values its investment portfolio based on the market price of the securities as of the time the Fund determines NAV. If market prices are unavailable or the Funds think that they are unreliable, the Funds price those securities at fair value as determined in good faith using methods approved by the Board of Trustees. For example, market prices may be unavailable if trading in a particular portfolio security was halted during the day and did not resume prior to a Fund's NAV calculation. The Funds may view market prices as unreliable when the value of a security has been materially affected by events occurring after the market closes, but prior to the time as of which the Funds calculate NAV.

However, the Funds generally will value their assets at fair value using procedures approved by the Board of Trustees because of the time difference between the close of the relevant foreign exchanges or markets and the time the Funds price their shares at the close of the NYSE. As such, the value assigned to the Funds' securities may not be the quoted or published prices of those securities on their primary markets or exchanges.

3.   Comment.   Please indicate whether you intend to file a subsequent 485(b) filing in order to file a consent of the independent registered public accounting firm granting the Funds permission to include the firm's name in the SAI as exhibit (j) of Item 23 of Form N-1A. If not, please explain why.

Response.   We do not believe it is necessary to obtain and file a consent of the independent registered public accounting firm at this time and therefore, we do not intend to file a 485(b) to this registration statement. Subject to the requirements set forth in General Instruction D and Rule 483 under the Securities Act of 1933 (the "Securities Act"), Exhibit (j) of Item 23 requires, in part, that a "related consent relied on in preparing the registration statement and required by section 7 of the Securities Act" be filed as part of the registration statement. Not only did the Funds not rely on a consent of their independent registered public accounting firm related to any portion of the Funds' registration statement filed pursuant to Rule 485(a), but because the Funds have yet to commence operations and therefore, have no financial history, there would be no need to rely on such a consent in connection with the filing of a subsequent registration statement filed pursuant to Rule 485(b) if it is filed prior to the time that the Funds have operating results for a period of at least six months.

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In addition, Section 7 of the Securities Act does not require the Funds to include such a consent at this point in time. Section 7 requires a consent if any accountant is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement. As previously stated, because the Funds have yet to commence operations, the Funds' independent registered public accounting firm has neither prepared nor certified any part of the Funds' registration statement or any report or valuation used in connection with the Funds' registration statement. In addition, the registration statement does not hold the independent registered public accounting firm out as having prepared or certified any part of the registration statement or any report used in connection therewith. Therefore, because a consent of the Funds' independent registered public accounting firm is not required by Item 23 of Form N-1A or Section 7 of the Securities Act, and the sole purpose of filing a subsequent registration statement pursuant to Rule 485(b) at this time would be to include such a consent, the Funds do not intend to file a registration statement pursuant to Rule 485(b) at this time.

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I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,

Laura E. Flores

cc: Joanna M. Haigney
        W. John McGuire, Esq.

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